Filed Pursuant to Rule 424(b)(3)
File No. 333-236415

PROSPECT CAPITAL CORPORATION

SUPPLEMENT NO. 2 TO PROSPECTUS SUPPLEMENT DATED AUGUST 3, 2020
THE DATE OF THIS SUPPLEMENT IS JULY 19, 2021

The purpose of this supplement is to amend disclosure appearing in Prospect Capital Corporation’s (the “Company”) prospectus supplement dated August 3, 2020 (the “Prospectus Supplement”). Unless otherwise indicated, all other information included in the Prospectus Supplement, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus Supplement or the prospectus dated February 13, 2020, as applicable.
Holder Optional Conversion M Shares Settlement Amount and Fee Waivers Upon Notice of Listing
For the M Shares, “Settlement Amount” means (A) the Stated Value, plus (B) unpaid dividends accrued to, but not including, the Holder Conversion Exercise Date, but if a holder of M Shares exercises a Holder Optional Conversion within the first twelve months of issuance of such M Shares, the Settlement Amount payable to such holder will be reduced by the aggregate amount of all dividends, whether paid or accrued, on such M Shares in the three full months prior to the Holder Conversion Exercise Date, if any (such amount, the “M Shares Clawback”). We are permitted to waive the M Shares Clawback through public announcement of the terms and duration of such waiver. Any such waiver would apply to any holder of Preferred Stock qualifying for the waiver and exercising a Holder Optional Conversion during the pendency of the term of such waiver. Although we have retained the right to waive the M Shares Clawback in the manner described above, we are not required to establish any such waivers and we may never establish any such waivers.
The Board will consider from time to time whether to (1) keep the Preferred Stock outstanding, (2) whether to list the Preferred Stock for trading on a national securities exchange (3) elect an Issuer Optional Conversion. If the Board decides to list the Preferred Stock on a national securities exchange, we will provide no less than 60 days' written notice of the decision to list the Preferred Stock. There will be a 30 day period prior to the listing in which holders of Preferred Stock may exercise the Holder Optional Conversion with the applicable Holder Optional Conversion Fee (with respect to the A Shares) or M Shares Clawback (with respect to the M Shares) waived.
All disclosure in the Prospectus Supplement inconsistent with the foregoing is hereby revised accordingly.

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SHAREHOLDERS SHOULD RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE